EXHIBIT 99.1

News Release dated June 6, 2016, Suncor Energy provides RMWB production and 2016 Corporate Guidance update

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy provides RMWB production and 2016 Corporate Guidance update

Calgary, Alberta (June 6, 2016) – Suncor today confirmed that it is ramping up production in a staged manner and expects that all of its operations in the Regional Municipality of Wood Buffalo (“RMWB”)  will be producing at normal, pre-turnaround rates by the end of June.

Suncor expects base plant operations to return to pre-fire production rates within a week. A return to normal production levels at Suncor’s in situ facilities and the completion of the planned turnaround maintenance on the U2 upgrading complex is expected in the third week of June.

There has been no damage to Suncor’s assets as a result of the fires and enhanced fire mitigation work has been conducted at all sites to reduce any future potential threat. Suncor continues to work closely with the province, region and industry to monitor and manage the fire risk.

“Throughout this unprecedented situation, the community has demonstrated incredible resilience, patience and commitment to each other and the industry,” said Steve Williams, Suncor president and chief executive officer. “As a result of working with government and the region we safely returned thousands of people and restarted our operations in a safe manner. I’m grateful to our employees, the first responders and all those who are working so hard to prepare the community to welcome back residents.”

Construction activities at Suncor’s Fort Hills mine have also returned to pre-fire levels.

Based on the operator’s current estimates, Syncrude anticipates a return to production starting in late June and expects a full ramp up of production following completion of the scheduled turnaround by mid-July. Suncor will continue to work with the operator to ensure a safe restart of operations.

Due to the cumulative impact of the fires on refinery feedstock and a short unplanned outage at one unit of Suncor’s Edmonton refinery, gasoline and diesel production has been reduced. The unit is expected to be back in service by the end of the week and Suncor is currently working to minimize the supply disruptions to its retail and wholesale customers.

Corporate Guidance update

As a result of the RMWB fires, annualized total upstream production is now estimated to be between 585,000 and 620,000 barrels per day (“bbls/d”) with synthetic crude oil sales of 265,000 to 275,000 bbls/d, exported bitumen of 100,000 to 120,000 bbls/d, and Syncrude production between 105,000 and 115,000 bbls/d (excluding the planned acquisition of Murphy Oil Company Ltd.’s 5% interest in Syncrude).  As a result of actual asset performance to date, production guidance for Exploration and Production has been increased to 105,000 to 110,000 bbls/d.

Incremental costs incurred to respond to the fires are expected to be more than offset by variable cost savings during the outage.  Suncor anticipates cash operating costs per barrel to remain within guidance of $27-$30 per barrel for the full year.  Syncrude cash operating costs are now estimated to

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be $41-$44 per barrel for the full year based on the operator’s estimates of restart timing and production ramp up.

These updates have been noted on Suncor’s 2016 corporate guidance which can be found on Suncor’s website at suncor.com.

Legal Advisory - Forward-Looking Information

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements in this news release include references to: the anticipated timing for a return to normal, pre-turnaround and pre-fire production rates at Suncor’s operations, the completion of planned turnaround maintenance on the U2 upgrading complex, the return to production at Syncrude, the full ramp up of production following completion of the scheduled turnaround at Syncrude, and the return to service of the one unit of Suncor’s Edmonton refinery experiencing an outage; that Suncor will continue to work with the operator to ensure a safe restart of operations at Syncrude; updated corporate guidance, including estimates of production and sales volumes, and anticipated Suncor and Syncrude cash operating costs per barrel; and the expectation that incremental costs incurred to respond to the fires will be more than offset by variable cost savings during the outage. Some of the forward-looking statements may be identified by words like “anticipates”, “expects”, “will”, “estimated” and similar expressions.

All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the ability of Suncor, Syncrude and third parties to return to pre-fire production and operations and complete turnarounds as anticipated; the complexity of the staged restart of Suncor’s inter-related assets; expected costs related to the fires and the impact of the fires on Suncor’s and Syncrude’s cash operating costs; the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company, including that the return to normal, pre-turnaround and pre-fire production and operational levels for Suncor, Syncrude and relevant third parties could take longer than expected, and the impact of the fires on Suncor’s and Syncrude’s production and cash operating costs as well as on infrastructure provided by third parties could be more severe than anticipated. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis (the “MD&A”) dated April 27, 2016 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe additional risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Oil Sands operations cash operating costs per barrel is not prescribed by Canadian generally accepted accounting principles (“GAAP”). For more information on Oil Sands operations cash operating costs per barrel, see the Oil Sands Cash Operating Costs Reconciliation in the Segment Results and Analysis section of the MD&A. See also the Non-GAAP Financial Measures Advisory section of the MD&A. This non-GAAP financial measure is included because management uses this information to analyze business performance, leverage and liquidity. It does not have any standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy.

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media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com